Exhibit 99.3

THIS LETTER OF TRANSMITTAL IS FOR USE ONLY IN CONJUNCTION WITH THE PLAN OF ARRANGEMENT INVOLVING PENN WEST ENERGY TRUST, PENN WEST PETROLEUM LTD., CERTAIN AFFILIATES OF PENN WEST ENERGY TRUST AND PENN WEST PETROLEUM LTD. AND HOLDERS OF TRUST UNITS OF PENN WEST ENERGY TRUST.

THIS LETTER OF TRANSMITTAL MUST BE VALIDLY COMPLETED, DULY EXECUTED AND RETURNED TO THE DEPOSITARY, CIBC MELLON TRUST COMPANY. IT IS IMPORTANT THAT YOU VALIDLY COMPLETE, DULY EXECUTE AND RETURN THIS LETTER OF TRANSMITTAL ON A TIMELY BASIS IN ACCORDANCE WITH THE INSTRUCTIONS CONTAINED HEREIN.

LETTER OF TRANSMITTAL

FOR REGISTERED UNITHOLDERS OF PENN WEST ENERGY TRUST

Please read the Instructions set out below carefully before completing this Letter of Transmittal.

TO:	PENN WEST ENERGY TRUST
AND TO:	PENN WEST PETROLEUM LTD. AND ITS SUCCESORS
AND TO:	CIBC MELLON TRUST COMPANY (“CIBC Mellon” or the “Depositary”)

This Letter of Transmittal is for use by registered holders (“Unitholders”) of trust units (“Trust Units” or “Units”) of Penn West Energy Trust (“Penn West” or the “Trust”) in connection with the proposed plan of arrangement (the “Arrangement”) involving the Trust, Penn West Petroleum Ltd. (“PWPL”), certain affiliates of the Trust and PWPL and Unitholders pursuant to an arrangement agreement (the “Arrangement Agreement”) dated effective November 10, 2010, the full text of which is set out in the Information Circular and Proxy Statement (the “Information Circular”) of the Trust dated November 10, 2010. Capitalized terms used but not defined in this Letter of Transmittal shall have the meanings given to them in the Information Circular.

The Arrangement will result in the reorganization of the Trust into a dividend paying, growth oriented, publicly traded exploration and production company (“New Penn West”) that will be named “Penn West Petroleum Ltd.” and that, together with its subsidiaries, will carry on the business presently carried on by the Trust and its subsidiaries. Pursuant to the Arrangement, Unitholders will receive, through a series of steps, for each one Trust Unit held, one common share (“New Penn West Share”) of New Penn West as of January 1, 2011.

Unitholders will not receive New Penn West Shares or any distributions or dividends which may be declared thereon after the Effective Date until they submit the certificates for their Trust Units to the Depositary along with a validly completed and duly executed Letter of Transmittal.

The use of the mail to transmit certificates representing Trust Units and this Letter of Transmittal and other relevant documents is at each holder’s risk. Penn West recommends that such certificates and documents be delivered by hand to the Depositary with a receipt obtained from the Depositary or that registered mail be used.

A Unitholder whose Trust Units are registered in the name of a broker, dealer, bank, trust company or other nominee must contact their nominee for assistance in depositing their Trust Units.

PART I – DELIVERY AND EXCHANGE OF TRUST UNITS

The undersigned delivers to you the enclosed certificate(s) representing Trust Units to be exchanged for certificate(s) representing New Penn West Shares pursuant to and in accordance with the Arrangement described in the Information Circular.

Certificate Number(s)	Names in which Trust Units are Registered	Number of Trust Units Deposited

TOTAL:

(If space is not sufficient, please attach a list in the above form.)

☐	Some or all of my Trust Unit certificates have been lost, stolen or destroyed. Please review Instruction 7 for the procedure to replace lost or destroyed certificates. (Check box if applicable).

AUTHORIZATION

The undersigned:

1.	represents and warrants that the undersigned is the legal owner of the above listed Trust Units and has good title to the rights represented by the above mentioned certificates free and clear of all liens, charges, encumbrances, claims and equities and, together with all rights and benefits, has full power and authority to deliver such certificates;

2.	represents and warrants that all information provided herein by the undersigned is true, accurate and complete as at the date hereof;

3.	represents and warrants that it is resident in the jurisdiction set out as “Address of Unitholder” on page 4;

4.	acknowledges receipt of the Information Circular;

5.	directs the Depositary to issue or cause to be issued the certificates representing the New Penn West Shares to which the undersigned is entitled on completion of the Arrangement in the name indicated below and to send the certificates representing the New Penn West Shares to the address, or hold the same for pickup, as indicated in this Letter of Transmittal, unless otherwise indicated in Box A and / or Box B on the following page;

6.	covenants and agrees to execute, upon request, any additional documents, transfers and other assurances as may be necessary or desirable to complete the exchange of certificate(s) representing Trust Units for certificates representing New Penn West Shares;

7.	acknowledges that all authority conferred or agreed to be conferred by the undersigned herein may be exercised during any subsequent legal incapacity of the undersigned and shall survive the death, incapacity, bankruptcy or insolvency of the undersigned and all obligations of the undersigned herein shall be binding upon any heirs, personal representatives, successors and assigns of the undersigned; and

8.	by virtue of the execution of this Letter of Transmittal, shall be deemed to have agreed that: (i) all questions as to validity, form, eligibility (including timely receipt) and acceptance of any Units deposited pursuant to the Arrangement will be determined by Penn West (or its successor, New Penn West) in its sole discretion; (ii) such determination shall be final and binding; (iii) Penn West (or its successor, New Penn West) reserves the absolute right to reject any and all deposits which it determines not to be in proper form or which may be unlawful for it to accept under the laws of any jurisdiction; (iv) Penn West (or its successor, New Penn West) reserves the absolute right to waive any defect or irregularity in the deposit of any Units; (v) there shall be no duty or obligation on the Trust, PWPL, New Penn West, the Depositary or any other person to give notice of any defect or irregularity in any deposit of Units and no liability shall be incurred by any of them for failure to give such notice; and (vi) Penn West (or its successor, New Penn West) reserves the right to permit the procedure for the exchange of securities pursuant to the Arrangement to be completed other than as set forth above.

Unless otherwise indicated in Box A or Box B on the next page (in which case issuance or delivery should be made in accordance with those instructions), the certificates for the New Penn West Shares should be issued in the name of the undersigned and forwarded to the undersigned at the address specified below the signature of the undersigned (or if no such address or delivery instructions are made, to the latest address of record on the Trust’s register of Trust Units). If the Arrangement is not completed and the Arrangement Agreement is terminated or the Trust or PWPL terminate their obligations thereunder, the undersigned directs the Depositary to return the enclosed certificate(s) in accordance with the instructions in the preceding sentence.

BOX A

SPECIAL ISSUANCE INSTRUCTIONS

(See Instruction 2)

ISSUE CERTIFICATE IN THE NAME OF: (To be completed only if the certificates for the New Penn West Shares are NOT to be issued in the name of the undersigned.)

(Please Print Name)

(Street Address and Number)

(City and Province or State)

(Country and Postal Code)

(Telephone – Business Hours)

(Social Insurance or Social Security Number)

BOX B

SPECIAL DELIVERY INSTRUCTIONS

(See Instruction 2)

SEND CERTIFICATE TO: (Unless Box C is checked. To be completed only if the certificates for the New Penn West Shares are to be sent to a name or an address other than the name and address of the undersigned specified below the signature of the undersigned.)

(Please Print Name)

(Street Address and Number)

(City and Province or State)

(Country and Postal Code)

BOX C
HOLD FOR PICK-UP
☐	Check here if the certificates for the New Penn West Shares are to be held for pick-up at the office of the Depositary at which this Letter of Transmittal is deposited.

UNITHOLDER SIGNATURE(S)

Signature guaranteed by (if required under Instructions 3 and 4): Authorized Signature of Guarantor Name of Guarantor (please print or type) Address of Guarantor (please print or type)

Dated: _________________________________________________, 20___

Signature of Unitholder or Authorized Representative

(see Instructions 3 and 5)

Address of Unitholder

Daytime Telephone Number of Unitholder

Facsimile Number of Unitholder

Social Insurance Number or U.S. Resident Taxpayer Identification

Number (must be provided)

Name of Unitholder (please print or type)

Name of Authorized Representative, if applicable

(please print or type)

INSTRUCTIONS

1.	Use of Letter of Transmittal

(a)	This Letter of Transmittal (or a manually executed copy hereof) validly completed and duly executed as required by the instructions set forth below, together with the certificates representing the Trust Units and all other documents required by the terms of the Arrangement must be received by the Depositary at any one of the addresses specified on the back page of this document.

(b)	The method used to deliver this Letter of Transmittal and any accompanying certificate(s) representing Trust Units and all other required documents is at the option and risk of the person depositing the same, and delivery will be deemed effective only when such documents are actually received. It is recommended that such certificates and documents be delivered by hand and a receipt obtained from the Depositary, at either of its offices specified on the back page of this document. However, if such documents are mailed, it is recommended that registered mail be used with a return receipt requested and that proper insurance be obtained. Unitholders whose Trust Units are registered in the name of a broker, dealer, bank, trust company or other nominee must contact their nominee to deposit their Trust Units.

2.	Special Issuance and Delivery Instructions

Boxes “A” and “B”, as applicable, should be completed if the certificates for the New Penn West Shares to be issued pursuant to the Arrangement are to be: (a) issued in the name of a person other than the person signing the Letter of Transmittal; (b) sent to someone other than the person signing the Letter of Transmittal; or (c) sent to the person signing the Letter of Transmittal at an address other than that appearing below that person’s signature. See also Instruction 4 “Guarantee of Signatures” below.

3.	Signatures

This Letter of Transmittal must be validly completed and duly executed by the holder of Trust Units, or by such holder’s duly authorized representative (in accordance with Instruction 5 “Fiduciaries, Representatives and Authorizations” below).

(a)	If this Letter of Transmittal is executed by the registered owner(s) of the accompanying certificate(s), such signature(s) on this Letter of Transmittal must correspond with the name(s) as registered or as written on the face of such certificate(s) without any change whatsoever, and the certificate(s) need not be endorsed. If such transmitted certificate(s) are owned of record by two or more joint owners, all such joint owners must sign this Letter of Transmittal.

(b)	If this Letter of Transmittal is executed by a person other than the registered owner(s) of the Trust Units or if certificates representing the New Penn West Shares are to be issued to a person other than such registered holder(s):

(i)	such deposited certificate(s) must be endorsed or be accompanied by an appropriate share transfer power of attorney duly and properly completed by the registered owner(s); and

(ii)	the signature(s) on such endorsement panel or share transfer power of attorney must correspond exactly to the name(s) of the registered owner(s) as registered or as appearing on the certificate(s) and must be guaranteed as noted in Instruction 4 “Guarantee of Signatures” below.

4.	Guarantee of Signatures

If this Letter of Transmittal is executed by a person other than the registered owner(s) of the Trust Units or if certificates representing New Penn West Shares are to be issued to a person other than the registered holder(s) or sent to an address other than the address of the registered holder(s) as shown on the register of Unitholders maintained by the transfer agent of the Trust, such signature must be guaranteed by an Eligible Institution, or in some other manner satisfactory to the Depositary (except that no guarantee is required if the signature is that of an Eligible Institution).

An “Eligible Institution” means a Canadian Schedule 1 chartered bank, a member of the Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Industry Regulatory Organization of Canada, members of the Financial Industry Regulatory Authority or banks and trust companies in the United States.

5.	Fiduciaries, Representatives and Authorizations

Where this Letter of Transmittal or any certificate or share transfer or power of attorney is executed by a person as an executor, administrator, trustee, guardian, attorney-in-fact, or agent or on behalf of a corporation, partnership or association or is executed by any other person acting in a fiduciary or representative capacity, this Letter of Transmittal must be accompanied by satisfactory evidence of the authority to act. The Depositary, at its discretion, may require additional evidence of authority or additional documentation.

6.	Miscellaneous

(a)	If the space on this Letter of Transmittal is insufficient to list all certificates for Trust Units, additional certificate numbers and the Trust Units represented thereby may be included on a separate signed list affixed to this Letter of Transmittal.

(b)	If Trust Units are registered in different forms (e.g. “John Doe” and “J. Doe”), a separate Letter of Transmittal should be signed for each different registration.

(c)	No alternative, conditional or contingent deposits will be accepted. All depositing Unitholders by execution of this Letter of Transmittal (or a copy thereof) waive any right to receive any notice by the Depositary.

(d)	The holder of the Trust Units covered by this Letter of Transmittal hereby unconditionally and irrevocably attorns to the non-exclusive jurisdiction of the courts of the Province of Alberta and the courts of appeal therefrom.

(e)	Additional copies of the Letter of Transmittal may be obtained on request and without charge from the Depositary at either of its offices at the addresses listed on the back page of this document.

(f)	No certificates representing fractional New Penn West Shares shall be issued under the Arrangement. In lieu of any fractional shares, each registered holder of Units otherwise entitled to a fractional interest in a New Penn West Share will receive the nearest whole number of New Penn West Shares (with fractions equal to or greater than exactly 0.5 being rounded up and less than 0.5 being rounded down).

(g)	Any certificate formerly representing Units that is not deposited with all other documents as required by the Arrangement and this Letter of Transmittal on or before the last Business Day prior to the third anniversary of the Effective Date shall cease to represent a right or claim of any kind or nature, including the right of the holder of such Units to receive New Penn West Shares (and any dividends and distributions thereon). In such case, such New Penn West Shares (together with all dividends and distributions thereon) shall be returned to New Penn West and such New Penn West Shares shall be cancelled.

7.	Lost Certificates

If a certificate representing Trust Units has been lost or destroyed, this Letter of Transmittal should be completed as fully as possible and forwarded, together with a letter describing the loss or destruction, to the Depositary. The Depositary will respond with the replacement requirements, which must be completed and returned to the Depositary.

8.	CIBC Mellon Privacy Notice

CIBC Mellon is committed to protecting your personal information. In the course of providing services to you and its corporate clients, CIBC Mellon receives non-public personal information about you from transactions it performs for you, forms you send to CIBC Mellon, and other communications CIBC Mellon has with you or your representatives, etc. This information could include your name, address, social insurance number, securities holdings and other financial information. CIBC Mellon uses this to administer your account, to better serve you and its clients’ needs and for other lawful purposes relating to its services. CIBC Mellon has prepared a Privacy Code to tell you more about its information practices and how your privacy is protected. It is available at CIBC Mellon’s website, www.cibcmellon.com, or by writing the CIBC Mellon Privacy Officer, at P.O. Box 1, 320 Bay Street, Toronto, Ontario, M5H 4A6. CIBC Mellon will use the information you are providing on this form in order to process your request and will treat your signature(s) on this form as your consent to the above.

OFFICES OF THE DEPOSITARY, CIBC MELLON TRUST COMPANY

By Mail

CIBC Mellon Trust Company

P.O. Box 1036

Adelaide Street Postal Station

Toronto, Ontario M5C 2K4

By Registered Mail, Hand or Courier

Calgary	Toronto

CIBC Mellon Trust Company 600, 333 – 7th Avenue S.W. Calgary, Alberta T2P 2Z1	CIBC Mellon Trust Company 199 Bay Street, Securities Level Commerce Court West Toronto, Ontario M5L 1G9

Inquiries

Toll Free Telephone: 1-800-387-0825

Telephone: (416) 643-5500

E-mail: inquiries@cibcmellon.com

Any questions and requests for assistance may be directed by holders of Trust Units to the

Depositary at the telephone number and location set out above.